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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                          Crown American Realty Trust
       ------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                  228186-10-2
                            ----------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement

/   /  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages

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CUSIP No.   228186-10-2              13G            Page  2  of  8  Pages
          ----------------                      ------------------------------


(1)     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Frank J. Pasquerilla ("FJP") ###-##-####
        Mark E. Pasquerilla ("MEP") ###-##-####
        Crown Investments Trust ("CIT") 51-6188295
        ------------------------------------------------------------------------

(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                  (b)   [   ]

        -----------------------------------------------------------------------

(3)     SEC USE ONLY

        -----------------------------------------------------------------------

(4)     CITIZENSHIP OR PLACE OF ORGANIZATION

        FJP and MEP:  United States
        CIT:  Delaware
        -----------------------------------------------------------------------

                      (5)   SOLE VOTING POWER
                            FJP:    608,425
                            MEP:     71,908
                            CIT:  1,807,604
                                  (See Item 4 for explanation)
                            ---------------------------------------------------

                      (6)   SHARED VOTING POWER
    NUMBER OF               FJP:  0
     SHARES                 MEP:  0
  BENEFICIALLY              CIT:  0
    OWNED BY                ---------------------------------------------------
      EACH
   REPORTING          (7)   SOLE DISPOSITIVE POWER
     PERSON                 FJP:    608,425
      WITH                  MEP:     71,908
                            CIT:  1,807,604
                                  (See Item 4 for explanation)
                            ---------------------------------------------------
                      (8)   SHARED DISPOSITIVE POWER
                            FJP:  0
                            MEP:  0
                            CIT:  0
                            ---------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        FJP:    608,425                 (See Item 4 for explanation)
        MEP:     71,908
        CIT:  1,807,604
-------------------------------------------------------------------------------

(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        [   ]                           (See Item 4 for explanation)
-------------------------------------------------------------------------------

(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        FJP:     approx. 2.18%
        MEP:     approx.  .26%
        CIT:     approx. 6.46%
--------------------------------------------------------------------------------

(12)    TYPE OF REPORTING PERSON*
        FJP and MEP:  IN
        CIT:  00
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a) - Name of Issuer.

            Crown American Realty Trust (the "REIT")

Item 1(b) - Address of Issuer's Principal Executive Offices.

            Pasquerilla Plaza
            Johnstown, PA  15901

Item 2(a) - Name of Person Filing.

            Frank J. Pasquerilla ("FJP")
            Mark E. Pasquerilla ("MEP")
            Crown Investments Trust ("CIT")

Item 2(b) - Address of Principal Business Office, or if None, Residence

            The address of the principal business office of FJP and MEP is:

            Pasquerilla Plaza
            Johnstown, PA  15901

            The address of the principal business office of CIT is:

            c/o Wilmington Trust Company
            Rodney Square North
            1100 North Market Street
            Wilmington, DE  19890

Item 2(c) - Citizenship.

            FJP and MEP:  United States
            CIT:  Delaware

Item 2(d) - Title of Class of Securities.

            Common Shares of Beneficial Interest, par value $.01 per share (the "Shares")

Item 2(e) - CUSIP No.

            228186-10-2




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Item 3 -         Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b).

                 None of the categories is applicable to any of the undersigned.

Item 4 -         Ownership.

                 FJP. As calculated under Rule 13d-3, FJP would be deemed to be the beneficial owner, as of December 31, 1996 approximately 608,425 Shares, or approximately 2.18% of the total Shares actually outstanding as of such date. This excludes 1,807,604 Shares as to which CIT would be deemed to be the beneficial owner (see below) and 71,908 Shares currently held by MEP (as to which FJP disclaims beneficial ownership). FJP has sole voting power and sole investment power over all Shares held by him.

                 MEP. As calculated under Rule 13d-3, MEP would be deemed to be the beneficial owner, as of December 31, 1996, of approximately 71,908 Shares, or approximately .26% of the total Shares actually outstanding as of such date. This excludes 1,807,604 Shares as to which CIT would be deemed to be the beneficial owner (see below) and 608,425 Shares currently held by FJP (as to which, in each case, MEP disclaims beneficial ownership). MEP has sole voting power and sole investment power over all Shares held by him.

                 CIT. As calculated under Rule 13d-3, CIT would be deemed to be the beneficial owner, as of December 31, 1996, of approximately 1,807,604 Shares, or approximately 6.46% of the total Shares that would have been outstanding had a Redemption (see below) occurred as of such date. This includes 1,450,050 Shares currently held by CIT, approximately 5.18% of the total Shares actually outstanding as of December 31, 1996, and additional Shares that CIT has the right to acquire, as described below, but excludes 608,425 Shares currently held by FJP and 71,908 Shares currently held by MEP (as to which, in each case, CIT disclaims beneficial ownership). CIT has sole voting power and sole investment power over all Shares held by it.

                 As of December 31, 1996, CIT owned 9,438,959 partnership units in Crown American Properties, L.P., a Delaware limited partnership ("CAP"), 1,786,459 of





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           which units were held of record by its subsidiary Crown American
           Investment Company, a Delaware corporation. Pursuant to CAP's partnership agreement, CIT has the right to require CAP to redeem (a "Redemption") part or all of CIT's partnership units for a price equal to the equivalent value of the Shares (on a one-for-one basis). The obligation to redeem CIT's partnership units may be assumed by the REIT and such redemption can then be made for, at the REIT's election, either Shares (on a one-for-one basis) or the cash equivalent thereof, provided that the REIT may not pay for such redemption with Shares to the extent that it would result in CIT beneficially or constructively owning more than 9.8% of the outstanding Shares. Conversely, CIT may require the REIT to assume the obligation to pay for such redemption with Shares to the extent that CIT owns less than 9.8% of the outstanding Shares.

           The redemption right may be exercised by CIT from time to time (although only once during any calendar year), in whole or in part, subject to the limitations that (i) the redemption right may not be exercised prior to the third anniversary of the consummation of the initial public offering of the Shares, (except that CIT may require the REIT to redeem a portion of its partnership interest prior to such third anniversary in exchange for Shares but only to the extent that CIT owns beneficially or constructively less than 9.8% of the REIT's outstanding Shares) and (ii) in any calendar year the redemption right may be exercised only with respect to 20% of (a) the partnership units in CAP held by CIT immediately after the initial public offering of the Shares plus (b) the partnership units, if any, issued to CIT in connection with the acquisition of certain properties from CIT.

           For purposes of the 9.8% ownership limitation referred to above, CIT is deemed to own Shares held by certain affiliates and related parties. As of December 31, 1996, this included the 608,425 Shares held by FJP, 71,908 Shares held by MEP, 193,153 Shares held by Sylvia Pasquerilla and currently unexercisable options to purchase 60,000 Shares held by Nicholas Pasquerilla. Sylvia Pasquerilla is the wife of FJP and Nicholas Pasquerilla is the brother of FJP.


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              Related Parties. CIT is a Delaware business trust the entire beneficial interest of which is owned by Crown Delaware Holding Corporation, a Delaware corporation ("CDHC"). As the holder of such entire beneficial interest, CDHC has the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares owned by CIT. All the outstanding capital stock of CDHC is owned by Crown Holding Company, a Pennsylvania corporation. The voting common stock of Crown Holding Company is owned by FJP, who holds 49%, and his wife Sylvia Pasquerilla, who holds 51%. The nonvoting common stock and preferred stock of Crown Holding Company is owned by various trusts established by FJP and by members of his immediate family, including his son, MEP, who is the President of Crown Holding Company and CDHC. FJP is the Chief Executive Officer of Crown Holding Company and CDHC.

Item 5 -      Ownership of Five Percent or Less of a Class.

              Inapplicable.

Item 6 -      Ownership of More than Five Percent on Behalf of Another
              Person.

              Inapplicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Inapplicable.

Item 8 -      Identification and Classification of Members of the
              Group.

              Inapplicable.

Item 9 -      Notice of Dissolution of Group.

              Inapplicable.

Item 10 -     Certification.

              Inapplicable.


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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to himself or itself is true, complete and correct.


                                           /s/ FRANK J. PASQUERILLA
                                    ---------------------------------------
                                               Frank J. Pasquerilla


                                           /s/ MARK E. PASQUERILLA
                                    ---------------------------------------
                                               Mark E. Pasquerilla


                                    CROWN INVESTMENTS TRUST


                                    By /s/ RONALD RUSINAK
                                       ------------------------------------
                                               Ronald Rusinak

                                       Title:  Vice President and
                                               Assistant Secretary


Dated:  February 12, 1997


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                                   EXHIBIT A

                          AGREEMENT OF FILING PERSONS

                  The undersigned by their signatures below agree that the foregoing Schedule 13G as of December 31, 1996 is filed on behalf of all of the undersigned pursuant to Rule 13d-1(f).



                                           /s/ FRANK J. PASQUERILLA
                                    ---------------------------------------
                                               Frank J. Pasquerilla


                                           /s/ MARK E. PASQUERILLA
                                    ---------------------------------------
                                               Mark E. Pasquerilla


                                    CROWN INVESTMENTS TRUST


                                    By /s/ RONALD RUSINAK
                                       ------------------------------------
                                               Ronald Rusinak

                                       Title:  Vice President and
                                               Assistant Secretary


Dated:  February 12, 1997


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